FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 29, 2019

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Enclosure No. 1  - National Westminster Bank Plc - Transfer of Agent dated 01 March 2019
Enclosure No. 2  - Publication of Supplemental Prospectus dated 04 March 2019
Enclosure No. 3  - Publication of Final Terms dated 22 March 2019

Enclosure No. 1

National Westminster Bank Plc - Transfer of Agent

Notice in relation to the National Westminster Bank Plc ("NatWest Bank") £3,000,000,000 Euro Medium Term Note Programme

National Westminster Bank Plc gave notice that it has terminated the appointment of Deutsche Bank AG, London Branch as Principal Paying Agent and Deutsche Bank Luxembourg SA as Paying Agent, Transfer Agent and Registrar for NatWest Bank in connection with the 400,000,000 Fixed / Floating Rate Undated Subordinated Notes (ISIN: XS0102480869) issued under the Programme, the €100,000,000 Floating Rate Undated Subordinated Step-up Notes (ISIN: XS0102480786) issued under the Programme and the £200,000,000 Undated Subordinated Step-up Notes (ISIN: XS0102493680) issued under the Programme (these notes are hereinafter together referred to as the "Notes") with effect from 29 March 2019 (the "Termination Date") and that The Bank of New York Mellon, London Branch (contact details below) has been appointed as the successor Principal Paying Agent and Paying Agent and The Bank of New York Mellon SA/NV, Luxembourg Branch (contact details below) has been appointed as the successor Transfer Agent and Registrar, with effect from the date immediately following the Termination Date.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 20 7678 5313

Legal Entity Identifier

National Westminster Bank Plc - 213800IBT39XQ9C4CP71

Enclosure No. 2

Publication of Supplemental Prospectus

The following supplemental prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplemental Prospectus of National Westminster Bank Plc €25,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments of interest and principal by NatWest Covered Bonds Limited Liability Partnership dated 1 March 2019 (the "Supplemental Prospectus").

The Supplemental Prospectus should be read and construed in conjunction with the prospectus dated 5 June 2018 (the "Base Prospectus", together with the Supplemental Prospectus, the "Prospectus").

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7308R_1-2019-3-4.pdf

A copy of the above Supplemental Prospectus will be submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Scott Forrest
Head of Treasury DCM

TEL: +44 (0) 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

This announcement is a communication to the market. Nothing in this announcement constitutes an offer of securities for sale in the United States or any other jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document.

This announcement has been delivered to you on the basis that you are a person into whose possession this announcement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver this announcement to any other person. The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

Likewise, the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

End.

Legal Entity Identifier
National Westminster Bank Plc - 213800IBT39XQ9C4CP71

Enclosure No. 3

RNS Announcement

Publication of Final Terms

The following Final Terms is available for viewing:

The Final Terms dated 22 March 2019 (the "Final Terms ") for National Westminster Bank Plc (the "Issuer ") Issue of Series 11 Regulated £750,000,000 Floating Rate Covered Bonds due 2023 (the " Series 11 Covered Bonds ") issued under the €25,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments of interest and principal by NatWest Covered Bonds Limited Liability Partnership dated 5 June 2018, as supplemented on 1 March 2019 (the " Base Prospectus").

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7679T_1-2019-3-22.pdf

A copy of the above Final Terms will be submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Scott Forrest
Head of DCM

TEL: +44 (0) 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

This announcement is a communication to the market. Nothing in this announcement constitutes an offer of securities for sale in the United States or any other jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document.

This announcement has been delivered to you on the basis that you are a person into whose possession this announcement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver this announcement to any other person. The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

Likewise, the information contained in the Final Terms (when read together with the information in the Base Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Base Prospectus, you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

End.

Legal Entity Identifier:  213800IBT39XQ9C4CP71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 March 2019

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary